Exhibit (a)(5)(K)

Pacira Employee Questions and Answers on Certain Types of Compensatory Awards

Q-1.
What are the general details of this transaction?
A-1.
Viatris Inc. (“Viatris”), one of its wholly-owned subsidiaries (“Purchaser”), and Pacira BioSciences, Inc. (“Pacira”) have entered into an agreement pursuant to which Viatris has agreed to acquire Pacira. Pursuant to the agreement, on October 30, 2026, Viatris  commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Pacira, par value $0.001 per share (each, a “Share”), at a purchase price of $36.50 per Share, in cash, net of applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the agreement.
More information on the details of the transaction can be found in filings made by each of Viatris and Pacira with the U.S. Securities and Exchange Commission (the “SEC”). In the event of any conflict between this Q&A document and the SEC filings, the terms and conditions of the SEC filings control.
Q-2.
When will the transaction with Viatris close?
A-2.
Based on the scheduled expiration of the Offer at one minute after 11:59 p.m., Eastern Time, on November 16, 2026, and the terms of the agreement, we currently expect the transaction to close on or around November 17, 2026, subject to the terms and customary closing conditions set forth in the agreement.  The time when the transaction becomes effective is referred to below as the “effective time.”
Q-3.
What will happen to my outstanding stock options that have an exercise price per Share below the Offer Price?
A-3.
Each option to purchase Shares (each, a “stock option”) that has an exercise price per Share below $36.50 and that is outstanding and unexercised as of immediately prior to the effective time (whether vested or unvested) will be canceled at the effective time and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such stock option immediately prior to the effective time, multiplied by (ii) the excess of (A) the Offer Price minus (B) the exercise price payable per Share under such stock option.  Amounts payable with respect to stock options will be subject to applicable tax withholdings.
Example:  If you hold stock options to purchase 1,000 Shares with an exercise price of $26.50 per Share, you will receive a cash payment equal to $10,000 (($36.50 — $26.50) x 1,000), less applicable tax withholdings.

NOTE:  UNLESS YOUR STOCK OPTIONS EXPIRE BY THEIR ORIGINAL TERMS BEFORE THE EFFECTIVE TIME, YOU DO NOT NEED TO EXERCISE YOUR STOCK OPTIONS OR TAKE ANY OTHER ACTION WITH RESPECT TO YOUR STOCK OPTIONS TO RECEIVE THIS PAYMENT.  YOU ARE SOLELY RESPONSIBLE FOR BEING AWARE OF THE DATE YOUR STOCK OPTIONS ARE SCHEDULED TO EXPIRE.
Q-4.
What will happen to my outstanding stock options that have an exercise price per Share that is equal to or greater than the Offer Price?
A-4.
Any stock option that has an exercise price per Share that is equal to or greater than $36.50 and that is outstanding and unexercised as of immediately prior to the effective time (whether vested or unvested) will be canceled at the effective time for no consideration.
Example:  If you hold stock options to purchase 1,000 Shares with an exercise price of $40.00 per Share, you will not receive any cash or other consideration with respect to those stock options in the transaction.
Q-5.
If I want to exercise my outstanding vested stock options prior to the closing of the transaction, do I need to exercise by a certain date?
A-5.
Yes.  Although you do not need to exercise your stock options to receive the payment described in Q-3 above for your stock options that have an exercise price per Share below the Offer Price (unless your stock options expire by their original terms before the effective time, also as discussed in Q-3).  If you nevertheless wish to exercise your vested stock options, in order to facilitate Pacira’s preparation of deliverables in connection with the closing of the transaction, you must take all actions necessary to exercise them by no later than the close of trading (4:00 p.m., Eastern time) on November 6, 2026 (the “Exercise Deadline”).  No exercises will be permitted after the Exercise Deadline.
Q-6.
What will happen to my outstanding restricted stock unit awards?
A-6.
Each restricted stock unit award (each, an “RSU”) that is outstanding as of immediately prior to the effective time (whether vested but unsettled or unvested) will be canceled at the effective time and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares issuable in settlement of such RSU, multiplied by (ii) the Offer Price.  You do not need to take any action with respect to your RSUs to receive this payment.  Amounts payable with respect to RSUs will be subject to applicable tax withholdings.
Example: If you hold RSUs for 1,000 Shares (whether vested or unvested) as of immediately prior to the effective time, you will receive a cash payment equal to $36,500 (1,000 x $36.50), less applicable tax withholdings.

Q-7.
If I have been granted restricted cash awards, what will happen to my awards?
A-7.
Upon the closing of the transaction, outstanding restricted cash awards (whether vested or unvested) will be paid in an amount equal to the sum of (i) any portion of the restricted cash award that is vested, but remains unpaid, as of the effective time and (ii) the amount of Unvested Cash (as defined under the applicable restricted cash award agreement) with respect to the restricted cash award (as determined by Pacira or its applicable subsidiary immediately prior to the effective time).  You do not need to take any action with respect to your restricted cash awards to receive this payment.  Amounts payable with respect to restricted cash awards will be subject to applicable tax withholdings.
Q-8.
When will I receive my cash payments with respect to my stock options, RSUs or restricted cash awards?
A-8.
If you are entitled to receive cash payments with respect to your stock options, RSUs or restricted cash awards, as applicable, payment will be made in a lump sum (subject to applicable tax withholdings) as soon as reasonably practicable after the effective time, but no later than the second (2nd) regularly scheduled payroll date after the effective time.
Q-9.
Will cash payments with respect to my stock options, RSUs or restricted cash awards be subject to taxes?
A-9.
Cash payments with respect to your stock options, RSUs or restricted cash awards, as applicable, will be subject to applicable tax withholdings on the payment date.  Note that the amount of taxes that you ultimately are required to pay with respect to your cash payments may be more than the amount of your applicable tax withholdings and depends on your particular tax circumstances.
You are encouraged to consult with your own financial and/or tax advisor(s) in connection with any questions you may have about the considerations associated with the treatment of your Pacira equity awards and cash-based awards, as applicable, in the transaction or any other matters addressed in this Q&A document, in light of your own particular circumstances.  None of Pacira, Viatris or any of their respective affiliates can provide you with individual tax advice.

Q-10
What happens if I am currently enrolled in the 2014 Employee Stock Purchase Plan?
A-10.
The 2014 Employee Stock Purchase Plan (“ESPP”) will terminate upon the closing of the transaction, and your accumulated contributions for the current offering period will be used to purchase Shares under the ESPP on November 4, 2026.  At the closing of the transaction, each Share purchased under the ESPP will be converted into the right to receive the Offer Price, and any residual cash balance in your ESPP account will be refunded to you. For the avoidance of doubt, you may not change your current contribution rate.
Forward-Looking Statements
This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the transaction (in which, among other things, Viatris, through its wholly-owned subsidiary, has commenced the Offer to acquire all of the outstanding Shares and, following the consummation of the Offer, for such wholly-owned subsidiary of Viatris to be merged with and into Pacira), the expected timetable for completing the proposed transaction, the anticipated benefits and synergies of the proposed transaction, the ability to complete the transaction or to satisfy the various closing conditions, future opportunities for Viatris or Pacira and either of their products and any other statements regarding Viatris’ or Pacira’s future operations, strategic initiatives and priorities, restructuring activities, financial or operating results, capital allocation, dividend policy and payments, share repurchases, debt ratio and covenants, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, imperatives, competitions, commitments, confidence in future results, efforts to create, enhance or otherwise unlock value, other expectations, plans, trends, outlooks, projections, prospects and targets for future periods, and any other statements that are not historical facts. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “can”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words.

Because forward-looking statements inherently involve known and unknown risks and uncertainties, actual future results, levels of activity, performance or achievements may differ materially from those expressed or implied by such forward-looking statements, and there can be no assurance that estimates, assumptions and expectations will prove to have been correct. Factors that could cause or contribute to such differences include, but are not limited to: the ability of Viatris and Pacira to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the ability of Viatris and Pacira to consummate the proposed transaction; the conditions to the completion of the proposed transaction (including, but not limited to, that the stockholders of Pacira validly tender and not withdraw, in the aggregate, at least a majority of the Shares outstanding as of immediately following the expiration of the Offer) not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; the possibility that competing offers may be made; the possibility that Viatris may be unable to achieve the intended or expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected timeframe or at all or to successfully integrate Viatris and Pacira; Viatris or Pacira’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that Viatris or Pacira may not realize the intended benefits of, or achieve the intended goals or outlooks with respect to, its strategic initiatives and priorities; actions and decisions of healthcare and pharmaceutical regulators; changes in relevant laws, regulations and policies and/or the application or implementation thereof, including but not limited to tax, healthcare and pharmaceutical laws, regulations and policies globally; the ability to attract, motivate and retain key personnel; Viatris’ or Pacira’s liquidity, capital resources and ability to successfully complete capital projections and obtain financing; Viatris’ or Pacira’s plans with respect to the repayment of indebtedness; any regulatory, legal or other impediments to Viatris’ or Pacira’s ability to bring new products to market; success of clinical trials and Viatris’ or Pacira’s (or, with respect to each, its partners’) ability to execute on new product opportunities and develop, manufacture and commercialize products; any changes in or difficulties with Viatris’ or Pacira’s manufacturing facilities, including with respect to short- or long-term shutdowns, inspections, remediation and restructuring activities, product labeling or regulatory compliance, supply chain continuity, inventory management, or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government inquiries or investigations, and the impact of any such proceedings on Viatris or Pacira; any significant breach of data security or data privacy or disruptions to Viatris’ or Pacira’s information technology systems; risks associated with having significant operations globally; the strength and ability to protect Viatris’ or Pacira’s intellectual property and patent terms and preserve their respective intellectual property rights; changes in third-party relationships; the effect of any changes in Viatris’ or Pacira’s (or, with respect to each, its partners’) customer and supplier relationships and customer purchasing patterns, including customer loss and business disruption being greater than expected following the proposed transaction; the impacts of competition, including decreases in sales or revenues as a result of the loss of market exclusivity for certain products; changes in the economic and financial conditions of Viatris or Pacira (or, with respect to each, its partners); uncertainties regarding future demand, pricing and reimbursement for Viatris’ or Pacira’s products; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions, wars or other conflicts, potential for adverse impacts from future tariffs and trade restrictions, inflation rates, interest rates and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with Viatris and Pacira, see the risks described in Part I, Item 1A of their respective Annual Reports on Form 10-K for the year ended December 31, 2025, and their other filings with the SEC. You can access their respective filings with the SEC through the SEC website at www.sec.gov or through their respective websites, and each of Viatris and Pacira strongly encourages you to do so. Viatris routinely posts information that may be important to investors on its website at investor.viatris.com, and uses this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of each of Viatris’ and Pacira’s websites are not incorporated into this communication or their respective filings with the SEC. Each of Viatris and Pacira undertakes no obligation to update any statements herein for revisions or changes after the date of this communication other than as required by law.
Important Information about the Transaction and Where to Find It
This communication is for informational purposes only and it is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Viatris, Purchaser or Pacira have filed with the SEC.  Viatris has prepared and filed a Tender Offer Statement on Schedule TO, containing the Offer to Purchase (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and other related tender offer documents, with the SEC, and Pacira has filed the Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC.  The Offer is only being made pursuant to the Offer to Purchase and the exhibits filed with respect thereto (including the Letter of Transmittal) and other related tender offer documents filed as a part of the Schedule TO, which contain the full terms and conditions of the Offer. Pacira’s stockholders are strongly advised to read the tender offer materials (including the Offer to Purchase, the Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 carefully and in their entirety, as they may be amended or supplemented from time to time, because they contain important information about the Offer that Pacira’s stockholders should consider prior to making any decisions with respect to the Offer, including the terms and conditions of the Offer.  The Offer to Purchase, the Letter of Transmittal and other related tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be sent to all stockholders of Pacira at no expense to them. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9, and other related documents filed with the SEC are available for free at the website maintained by the SEC at www.sec.gov and can be accessed at the following link: https://www.shareholdermaterials.com/pcrx2026/. In addition, a copy of the Offer to Purchase, the Letter of Transmittal and other related tender offer documents may be obtained free of charge by directing a request to Viatris at InvestorRelations@viatris.com.  A copy of the Solicitation/Recommendation Statement on Schedule 14D-9 also may be obtained free of charge by directing a request to Pacira at secretary@pacira.com.